June 11, 2024
Janet Spreen direct dial: 216.861.7090 jspreen@bakerlaw.com

Office of Life Sciences Division of Corporate Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Eric Atallah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Registration Statement on Form S-1 Filed May 24, 2024 File No. 333-279734 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Actuate Therapeutics, Inc. (the “Company”), we hereby respond as set forth below to the letter dated May 31, 2024 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR Amendment No. 1 to the Registration Statement responding to the Staff’s comment and updating its disclosures in the Registration Statement.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our response refer to the page numbers of the Registration Statement. Capitalized terms used in our responses below that are not otherwise defined have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form S-1, Filed May 24, 2024

Prospectus Summary

The Offering, page 8

June 11, 2024

1. We note your disclosure that the number of shares of common stock outstanding does not include the shares issuable under restricted stock units to be granted to your president and chief executive officer upon the closing of this offering pursuant to his employment agreement. You make additional references to this grant on pages 10 and 62. However, in the description of your employment agreement with Daniel Schmitt on page 159, you disclose that Mr. Schmitt would be entitled to receive shares of common stock rather than restricted stock units. Such disclosure appears to be consistent with the employment agreement filed as Exhibit 10.6. Please revise your disclosures as appropriate to reconcile this apparent inconsistency or otherwise advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 160 and refiled an amended and restated Exhibit 10.6 to reflect the Company’s intent to issue restricted stock units rather than restricted stock to the Company’s president and chief executive officer under his employment agreement upon the closing of the offering.

Sincerely,

/s/ Janet Spreen Partner